UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Updates the Market on the Progress of its Chapter 11 Proceedings

São Paulo, November 4th, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), in the context of its Chapter 11 proceedings, a hearing was held today before the United States Bankruptcy Court for the Southern District of New York (“Court”), during which Azul’s disclosure statement (“Disclosure Statement”) was approved, allowing the Company to begin soliciting votes on its Chapter 11 plan of reorganization (“Plan”). In addition, the Court also approved Azul’s Backstop Commitment Agreement, under which certain parties have committed to provide US$650 million to support the Company’s planned capitalization.

The revised versions of the Plan and the Disclosure Statement, as well as the Backstop Commitment Agreement, are available on the website managed by the Company’s claims administration agent, Stretto, Inc., at https://cases.stretto.com/Azul.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, crew members, and the market informed of all material developments in the restructuring process, at the times and to the extent it deems necessary, in full compliance with applicable laws and regulations. Stakeholders seeking specific information regarding the Company’s Chapter 11 proceedings may access the dedicated website www.azulmaisforte.com.br. For information about the case and for the submission of claims, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4, OTC: AZULQ) is the largest airline in Brazil in terms of number of flights and cities served, operating approximately 1,000 daily flights to more than 150 destinations. With an operating passenger fleet of over 180 aircrafts and more than 15,000 crew members, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 4, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer